Phizzle, Inc

:Phizzle

ANNUAL REPORT

943 Howard Street

San Francisco, CA 94103

(415) 613-3396

https://www.phizzle.com/

This Annual Report is dated May 6, 2025.

BUSINESS

Phizzle, Inc is a corporation organized under the laws of the state of Delaware. Phizzle is a market leader in automating and digitizing scientific lab instruments used in pharma and other clean manufacturing environments.

Cancer drug production is a highly regulated process to ensure drug safety and efficacy. Validating that a drug is safely manufactured requires data from a variety of lab instruments monitoring production. Nearly all of the data from these instruments is an island in itself- with separate data protocols independent of the laboratory information management system (LIMS). We generate revenue by harmonizing this disparate, heterogeneous data onto a single UI operated from a cloud. We reduce human error and increase productivity so much so that we are able to contract directly with the world's largest drug producers.

Phizzle's cloud-native, microservices-based software platform offers world-leading pharmaceutical enterprises a solution to upgrade existing equipment, so they can produce life-saving medications with improved safety, compliance, and cost-efficiency.

Using our FDA-compliant system, drug companies are able to automate operations and enable optimized workflows, while also ensuring data integrity and minimizing the potential for human error. We believe ours is the first scalable platform of its kind targeting an entire ecosystem of devices waiting to be digitized across a landscape of laboratories worldwide.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: Open Offering - $814,000 through December 31, 2024
Use of proceeds: Software development and operations.
Date: November 14, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Operating Results – 2024 Compared to 2023

Operating Results – 2024 Compared to 2023
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

• Circumstances which led to the performance of financial statements:

Throughout fiscal years 2023 and 2024 the Company continued investment in development of its technology. Revenues during this period were primarily maintenance and support services related to software previously sold and deployed to a major pharmaceutical company. Sales and Marketing efforts continued with other like customers and equipment manufacturers. During 2024 the Company developed a digital device referred to as a "Puck" for application across various equipment used in the pharmaceutical industry. Initial indications include delivery of up to 500 "Pucks" to our existing customer in late 1Q25 or 2Q25.

Revenue
Revenue for fiscal year 2024 was $624,080 compared to $620,976 in fiscal year 2023. The Revenue remained static due our major customer's delay in proceeding with additional purchase commitments.

Cost of sales
Cost of Sales for fiscal year 2024 was $627,099 compared to $632,091 in fiscal year 2023.
The Company continued to maintain dedicated contractors to support and maintain the Company's technology operating in the laboratories of the Fortune 75 pharmaceutical customer.

Gross margins
Gross margin for fiscal year 2024 was ($3,019) compared to ($11,415) in fiscal year 2023.
The improvement in gross margins from fiscal year 2023 to fiscal year 2024 was due to the slight increase in revenue and some cost savings measures taken in 2024.

Expenses
Expenses for fiscal year 2024 were $4,032,511 compared to $3,74157 in fiscal year 2023.
The increase in expenses from fiscal year 2023 to fiscal year 2024 was due to increased sales and marketing expenses and increased general administrative expenses related to the restoration of employees to full salary which began September, 2023. Additionally, the Company expended capital on development of its "Puck" device.

• Historical results and cash flows:
The Company is currently in the revenue growth stage with its Fortune 75 pharmaceutical company after having proven the viability of the Company's technology that digitizes the scientific instrument data in drug manufacturing laboratories. Additionally, the Company is in discussion with several other similar companies and pharmaceutical equipment manufacturers and continues research and development of its technology across additional scientific instruments and delivering additional solutions integral to the drug manufacturing process. Revenues are expected to grow in both the near and long term as our software is licensed for and deployed on additional scientific instruments. However, we are of the opinion that cash flows will remain negative for the foreseeable future as the Company continues research and development investment and expands its sales, support and maintenance teams. Past cash was primarily generated through achievement of pilot programs; providing support and maintenance services; and equity and debt investments made by our historical investor group. Our goal is to be at least cash flow neutral in 2025.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $218,187.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA Loan
Amount Owed: $145,155.56
Interest Rate: 3.75%
Maturity Date: July 22, 2050

Creditor: Farnam Street Equipment Lease
Amount Owed: $120,495.00
Interest Rate: 0.0%
Maturity Date: October 01, 2019

Creditor: 2023 Term Note
Amount Owed: $100,000.00
Interest Rate: 15%
Maturity Date: June 15, 2025

Creditor: 2024 Convertible Notes (Existing Investors)
Amount Owed: $814,000 (at December 31, 2024)
Interest Rate: 15.0%
Maturity Date: December 31, 2025

Conversion rights to Series C Preferred upon earlier of maturity or Asset Transfer or Acquisition (as defined in the Company's Amended and Restated Certificate of Incorporation; First Priority Liquidation Preference.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ben Davis III

Ben Davis III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Founder
Dates of Service: August, 2005 - Present
Responsibilities: Create, manage and execute the overall strategy for Phizzle. Salary: $190,000 per annum, plus healthcare benefits. Equity: Common Stock, Common Stock Options, Series B-3 Preferred Stock and Series C-1 Preferred Stock amounting to approximately 5.23% of the Company's equity on a fully diluted basis. Mr. Davis also sits on the board of Boys Hope Girls Hope.

Position: Director
Dates of Service: August, 2005 - Present
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures.

Name: Stephen Peary

Stephen Peary's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer
Dates of Service: November, 2010 - Present
Responsibilities: Overseeing financial performance of the Company while ensuring capital adequacy. Also responsible for Human Resource and Insurance functions. Salary: $156,750 per annum, plus healthcare benefits and Common Stock Options amounting to approximately 1.47% of the Company's equity on a fully diluted basis. The Peary Family Trust owns Common Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock amounting to approximately 0.35% of the Company's equity on a fully diluted basis. Mr. Peary sits on the board of NCIRE, the Veterans Health Research Institute, a joint venture between UCSF and the San Francisco VA.

Position: General Counsel
Dates of Service: April, 2011 - Present
Responsibilities: Negotiation and management of customer contracts, insurance matters and employee relations; Legal compliance; Compliance with corporate governance.

Name: Ryan Brady

Ryan Brady's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO
Dates of Service: September, 2013 - Present
Responsibilities: Responsible for pharma scientific device lab in Denver. I am also responsible for a wide range of high level technical requirements, including architecture, infrastructure, and new technology evaluations. Salary: $180,000 per annum, plus healthcare benefits. Equity: Common Stock Options amounting to approximately 2.39% of the Company's equity on a fully diluted basis.

Name: Mark Krentzman

Mark Krentzman's current primary role is with Norman Rockwell Museum. Mark Krentzman currently serves up to 30 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: January, 2011 - Present
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. $20/hour compensation for up to 30 hours per week, plus healthcare benefits.

Other business experience in the past three years:

Employer: Norman Rockwell Museum
Title: Trustee Emeritus
Dates of Service: October, 2013 - Present
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures.

Other business experience in the past three years:

Employer: Northeastern University
Title: Corporator Emeritas
Dates of Service: January, 2001 - Present
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures.

Other business experience in the past three years:

Employer: Jones & Vining
Title: Owner
Dates of Service: January, 2001 - January, 2019
Responsibilities: Mr. Krentzman has served as Executive Chairman of Jones and Veining an international shoe component manufacturer with operations in the USA, China, Vietnam, Thailand and Indonesia.

Name: Edwin Lau

Edwin Lau's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Acting President
Dates of Service: July, 2021 - Present (Formerly Director 2013 - 2023)
Responsibilities: Oversees technology development and support and maintenance groups. $6,000 per month for technical consulting services.

Other business experience in the past three years:

Employer: Fifth Floor Venture Partners
Title: Co-Founder and Managing Director
Dates of Service: August, 2018 - Present
Responsibilities: Fifth Floor Venture Partners is the uniquely specialized platform to invest in US & European startups in Sustainability connecting them to Asia strategic partners. Drawing on extensive venture investing experience and deep operational expertise to capture untapped opportunities, which result from support and focus gaps of the current venture capital ecosystem.

Other business experience in the past three years:

Employer: ICCP Venture Partners
Title: Managing Director
Dates of Service: July, 2005 - July, 2022
Responsibilities: ICCP Venture Partners is a top quartile venture capital firm. Its transpacific investment strategy invests in US technology companies (largely in Silicon Valley) who have Asia in their roadmap or business plan, such as needs for contract manufacturing, customer acquisition, strategic investor identification, software development, outsourced services, etc. With offices in the Silicon Valley and Manila, ICCP Venture Partners unlocks additional value for its portfolio companies by helping navigate the multi-cultural business and social environments in Asia to identify and work with the best business partners.

Name: James Whims

James Whims's current primary role is with Alsop Louie Partners. James Whims currently serves 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: April, 2011 - Present
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. No Salary.

Other business experience in the past three years:

Employer: Alsop Louie Partners
Title: Partner
Dates of Service: January, 2009 - Present
Responsibilities: Responsibilities included evaluating new investment opportunities, performing due diligence on those opportunities, monitoring investments in the companies in which we invested, including sitting on the boards of directors for some of those companies.

Name: Patrick Suel

Patrick Suel's current primary role is with Capital K Investment Fund I, L.P. Patrick Suel currently serves 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: September, 2023 - Present
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. No Salary.

Other business experience in the past three years:

Employer: Capital K Investment Fund I, L.P.
Title: Managing Director
Dates of Service: May 2022 - Present
Responsibilities: Responsibilities included evaluating new investment opportunities, performing due diligence on those opportunities, monitoring investments in the companies in which we invested, including sitting on the boards of directors for some of those companies.

Name: William Valtos

William Valtos's current primary role is with Tao Corporation. William Valtos currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: September, 2020 - Present
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. No Salary.

Other business experience in the past three years:

Employer: ICCP SBI Venture Partners
Title: Senior Managing Director
Dates of Service: January, 2019 - March, 2020
Responsibilities: Responsible for venture capital fund practice in Philippines and US.

Other business experience in the past three years:

Employer: Investment & Capital Corporation of The Philippines
Title: Chief Executive Officer
Dates of Service: January, 2019 - March, 2020
Responsibilities: Responsible for licensed investment bank in The Philippines

Other business experience in the past three years:

Employer: Fiduciary Asset Management Pte. Ltd.
Title: Non-resident Director of Singapore-based Exempt Asset Manager
Dates of Service: January, 2019 - March, 2020
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures.

Other business experience in the past three years:

Employer: Tao Corporation
Title: Advisor to the Chairman

Dates of Service: February, 2021 - Present
Responsibilities: Responsible for Strategic Planning and provide Financial Advice

Name: Ronald Ricci

Ronald Ricci's current primary role is with Transparency Imperative. Ronald Ricci currently serves 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman, Board of Directors
Dates of Service: August, 2019 - Present
Responsibilities: Overseeing meetings of the Board of Directors; Supervising, mentoring and managing company executives; Overseeing board of directors meetings; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures. No Salary.

Other business experience in the past three years:

Employer: Cisco Systems
Title: Vice President, Customer Experience Services
Dates of Service: July, 2000 - September, 2019
Responsibilities: I learned more about real-world execution in this bottoms-up sales ops role than any other in my career, working with a team of engineers and innovators to deliver more than 2 million demonstrations of Cisco solutions to customers.

Other business experience in the past three years:

Employer: Transparency Imperative
Title: Founder and CEO
Dates of Service: October, 2020 - Present
Responsibilities: We believe employee engagement is upside-down - instead of measuring how engaged employees are, we measure how engaged leaders and managers are. It's our mission to help employers turn transparency into trust with an easy, affordable, and always-on solution. Award-winning; Research-based; SaaS-delivered; More than a thousand organizations reviewed.

Other business experience in the past three years:

Employer: Bill Wilson Center
Title: President of Board of Directors
Dates of Service: January, 2006 - Present
Responsibilities: Board president.

Other business experience in the past three years:

Employer: Anonomatic
Title: Advisor
Dates of Service: July, 2021 - Present
Responsibilities: Anonomatic's mission is to make PII data privacy secure, simple and cost effective. We created the PII Vault solution to allow data scientists, technologists, researchers and others to safely process and share data without the risk of exposing personally identifiable information (PII).

Name: Michael Patrick

Michael Patrick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Innovation Officer
Dates of Service: August, 2008 - Present
Responsibilities: Michael started with Phizzle in 2008 and brings decades of experience to the team in innovation design, development, and integration of high availability real-time systems. Salary: $180,000 per annum, plus healthcare benefits. Equity: Common Stock Options amounting to approximately 1.14% of the Company's equity on a fully diluted basis.Prior to Phizzle, Michael developed mission/life-critical software in commercial, military, and space-based platforms for companies such as Boeing and BAE Systems. Michael's broad and extensive expertise in implementing high performance solutions has been key to Phizzle's software and forms the core engine of Phizzle's IoT solution. In his spare time Michael is a mentor for a FIRST robotics team where he brings his passion for engineering, science and robotics to high school students. Michael received a BS in Electrical and Computer Engineering from SUNY Buffalo in 1983.

Name: Lena Wu

Lena Wu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Executive Chairman of the Board of Directors
Dates of Service: December 2023 - Present
Responsibilities: Supervising, mentoring and managing company executives; Maintaining relationships with clients, partners and other stakeholders; Developing goals and initiatives to direct the company's course; Implementing company initiatives and policies; Evaluating company processes and procedures; and Ensuring business operations are implemented based on established procedures.

Other business experience in the past three years:

Founding Board Member
Eleni Health · Part-timeEleni Health · Part-time
Jan 2024 - Present
Palo Alto, California, United States
Seed stage company developing an AI-powered, drug-free pain management device addressing chronic pain disorders.
Seed stage company developing an AI-powered, drug-free pain management device addressing chronic pain disorders.

Other business experience in the past three years:

Executive Chair
Gate Scientific
May 2023 - Present
Milpitas, California
Developing innovative lab equipment that enable great research and clinical lab quality in a point of care solution to improve healthcare decisions

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: SERIES A Preferred Stock
Stockholder Name: Alsop Louie Capital 2, L.P. (General Partner is Alsop Louie Partners 2, LLC (Managing Members are Stewart Alsop and Gilman Louie))
Amount and nature of Beneficial ownership: 15,804,460
Percent of class: 100%

Title of class: SERIES B Preferred Stock
Stockholder Name: Alsop Louie Capital 2, L.P. (General Partner is Alsop Louie Partners 2, LLC (Managing Members are Stewart Alsop and Gilman Louie))
Amount and nature of Beneficial ownership: 3,736,920
Percent of class: 15.30%

Title of class: SERIES B-2 Preferred Stock
Stockholder Name: Alsop Louie Capital 2, L.P. (General Partner is Alsop Louie Partners 2, LLC (Managing Members are Stewart Alsop and Gilman Louie))
Amount and nature of Beneficial ownership: 5,020,662
Percent of class: 8.24%

Title of class: SERIES B-2 Preferred Stock Warrants
Stockholder Name: Alsop Louie Capital 2, L.P. (General Partner is Alsop Louie Partners 2, LLC (Managing Members are Stewart Alsop and Gilman Louie))
Amount and nature of Beneficial ownership: 249,128
Percent of class: 3.40%

Title of class: SERIES B Preferred Stock
Stockholder Name: Pacific Synergies IV, L.P.
Amount and nature of Beneficial ownership: 8,719,481
Percent of class: 35.71%

Title of class: SERIES B-2 Preferred Stock
Stockholder Name: Pacific Synergies IV, L.P.
Amount and nature of Beneficial ownership: 5,032,508
Percent of class: 8.26%

Title of class: SERIES B Preferred Stock

Stockholder Name: NTT Finance 2007 L.P.
Amount and nature of Beneficial ownership: 8,719,481
Percent of class: 35.71%

Title of class: SERIES B-2 Preferred Stock
Stockholder Name: Whims 2020 Separate Property Trust
Amount and nature of Beneficial ownership: 2,828,807
Percent of class: 4.6%

Title of class: SERIES B-3 Preferred Stock
Stockholder Name: Whims 2020 Separate Property Trust and James L. Whims
Amount and nature of Beneficial ownership: 3,298,307
Percent of class: 1.44%

Title of class: SERIES B-3 Preferred Stock
Stockholder Name: McLarney Investments, a partnership
Amount and nature of Beneficial ownership: 3,853,548
Percent of class: 1.68%

Title of class: SERIES C Preferred Stock
Stockholder Name: Capital K Investment Fund I, L.P.
Amount and nature of Beneficial ownership: 22,737,608
Percent of class: 100%

Title of class: 2024 Convertible Note
Stockholder Name: McLarney Investments, a partnership
Amount and nature of Beneficial ownership: $250,000
Percent of class: 30.71%

Title of class: 2024 Convertible Note
Stockholder Name: 6 Handicap, Inc.
Amount and nature of Beneficial ownership: $250,000
Percent of class: 30.71%

RELATED PARTY TRANSACTIONS

Related Party Transactions
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Name of Entity: Edwin Lau
Relationship to Company: Acting President
Nature / amount of interest in the transaction: Mr. Lau receives a monthly stipend of the Company for consulting services provided the development and support and maintenance teams.
Material Terms: $6,000 per month

Name of Entity: Mark Krentzman
Relationship to Company: Director
Nature / amount of interest in the transaction: Mark Krentzman receives an hourly salary plus healthcare benefits for consulting services provided the Chief Executive Officer.
Material Terms: $15 per hour for up to 30 hours per week plus healthcare benefits.

Name of Entity: Ben Davis III
Relationship to Company: Officer
Nature / amount of interest in the transaction: Mr. Davis receives salary, healthcare benefits and stock options for service as the Company's Chief Executive Officer.
Material Terms: $190,000 annual salary.

Name of Entity: Stephen Peary
Relationship to Company: Officer
Nature / amount of interest in the transaction: Mr. Peary receives salary, healthcare benefits and stock options for service as the Company's Chief Financial Officer and General Counsel.
Material Terms: Mr. Peary receives a salary equal to $156,750 per annum.

Name of Entity: Ryan Brady
Relationship to Company: Officer
Nature / amount of interest in the transaction: Mr. Brady receives salary, healthcare benefits and stock options for service as the Company's Chief Technology Officer. Mr. Brady also leases the location of the Company's instrument laboratory to the Company.
Material Terms: Mr. Brady receives a salary equal to $180,000 per annum. The Company also pays Mr. Brady $2,700 per month for use of the instrument laboratory location.

At various times, the Board awards options to purchase common stock to Board members pursuant to the Company's Equity Incentive Plans.

OUR SECURITIES

Our Company Securities

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The company has authorized Common Stock, SERIES A Preferred Stock, SERIES B Preferred Stock, SERIES B-2 Preferred Stock, SERIES B-3 Preferred Stock, Series C Preferred Stock, SERIES B-2 Preferred Stock Warrants, and 2024 Convertible Note. As part of the Regulation Crowdfunding raise, the Company offered up to 12,500,000 of Common Stock.

Common Stock

The amount of security authorized is 350,000,000 with a total of 52,859150 outstanding (including options to purchase common stock through the Company's equity incentive plans.

Voting Rights

One vote per share, however, please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber appointed the Chief Executive Officer of the Company (the "CEO"), Chairman of the Board of Directors, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

Options and/or SPRs to purchase common stock issued and outstanding under plan - 2011 Equity Incentive Plan. The total amount outstanding includes 21,634,782 shares issued pursuant to the 2011 Equity Incentive Plan. Exercise price range: $0.02 - $0.05 per share; Exercise Period: ten years from the date of grant; Variable vesting periods. 2011 Plan terminated according to its terms in April 2021.

Options and/or SPRs to purchase common stock issued and outstanding under plan - 2021 EIP. The total amount outstanding includes 16,651,467 shares issued pursuant to the 2021 Equity Incentive Plan. Exercise price: $0.02 per share; Exercise Period: ten years from the date of grant; variable vesting periods, 39,520,000 common shares reserved in 2021 Plan, inclusive of the options granted to date.

SERIES A Preferred Stock

The amount of security authorized is 15,804,460 with a total of 15,804,460 outstanding.

Voting Rights

one vote per share; right to elect one member of the board of directors;

Material Rights

Fourth priority liquidation preference equal to original issue price (pro rata with Series B preferred stock); Registration rights; Rights of first refusal; Rights of Co-sale

SERIES B Preferred Stock

The amount of security authorized is 24,899,546 with a total of 24,414,546 outstanding.

Voting Rights

one vote per share; right to elect one director to the board of directors

Material Rights

Fourth priority liquidation preference equal to original issue price (pro rata with Series A preferred stock); Registration rights; Rights of first refusal; Rights of Co-sale

SERIES B-2 Preferred Stock

The amount of security authorized is 68,269,160 with a total of 60,937,182 outstanding.

Voting Rights

one vote per share; right to elect one director to the board of directors.

Material Rights

Third Priority liquidation preference equal to original issue price; Registration rights; Rights of first refusal; Rights of Co-sale

SERIES B-3 Preferred Stock

The amount of security authorized is 75,000,000 with a total of 22,881,167 outstanding.

Voting Rights

one vote per share; right to elect one director to the board of directors

Material Rights

Second priority liquidation preference equal to five times original issue price; Registration rights.

SERIES C Preferred Stock

The amount of security authorized is 68,212,824 with a total of 22,737,608 outstanding.

Voting Rights

one vote per share; right to elect one director to the board of directors

Material Rights

First priority liquidation preference equal to three times original issue price; Registration rights.

SERIES C-1 Preferred Stock

The amount of security authorized is 17,347,012 with a total of 17,347,011 outstanding.

Voting Rights

one vote per share; right to elect one director to the board of directors

Material Rights

First priority liquidation preference equal to three times original issue price; Registration rights.

SERIES B-2 Preferred Stock Warrants

The amount of securities outstanding is 7,331,978.

Material Rights

Registration and piggy back rights; Exercise Price: original issue price of Series B-2 preferred stock X 80% - $0.16056 per share. Warrants expire November 22, 2027.

SERIES C Preferred Stock Warrants

The amount of securities outstanding is 22,737,608.

Material Rights

Registration and piggy back rights; Exercise Price for 11,368,804 shares: original issue price of Series C preferred stock - $0.2199 per share. Exercise Price for 11,368,804 shares:$0.01 per share. Warrants do not expire.

2024 Convertible Note

The security will convert into Series C preferred stock and the terms of the 2024 Convertible Note are outlined below:

Amount outstanding: $814,000 at December 31, 2024
Maturity Date: December 31, 2025
Interest Rate: 15.0%

Valuation Cap: None
Conversion Trigger: Earlier of Maturity or Asset Transfer or Acquisition (as defined in the Compay's Restated Certificate of Incorporation)

Material Rights

Equity Securities" shall mean the Company's Preferred Stock or any securities conferring the right to purchase the Company's Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration) the Company's Preferred Stock (excluding the Notes), in each case issued in the Qualified Financing.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software development or pharmaceutical industries. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed We may not have enough capital as needed and may be required to raise more capital, including the Company's existing 2024 Convertible Debt offering. We may need access to additional capital or credit to support our working capital requirements as we grow. Although interest rates are relatively low, interest rates are rising and it remains a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value because of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. The amount raised in this offering included investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) made investments in this offering. Such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service Our current services are variants on one type of service, - automating the processing of scientific instrument data in pharmaceutical laboratories and shop floors. Our revenues are therefore dependent upon the market for these specific services. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be additional operational products beyond our existing scientific instrument licenses or that the products we do develop may never be used commercially. It is possible that the failure to release additional products is the result of a change in business model upon the Company's determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Though we are continually developing new software, presently we have only a limited number of products in commercial service. Delays or cost overruns in the development of our future products and services or failure of the product to meet performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights Your investments in the Company represent a minority interest in the Company. The Common Stock that you purchased has voting rights attached to them. However, you must provide the Chairman of the Board of Directors and/or the Chief Executive Officer a permanent proxy to vote your shares as he/she sees fit. You will have no ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all creditors and preferred stock liquidation preferences have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You purchased securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company did not sell enough securities in this Offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. The Company may need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worthless, because later investors might get better terms. This offering involved "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. We requested that StartEngine instruct the escrow agent to disburse all offering funds to us. At that point, investors whose subscription agreements were accepted became our investors. All early-stage companies are subject to several risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during an offering, we must file an amendment to our Form C with the SEC. Yet, our existing investors will not have a right to a refund of their investments or a right to return their stock to the Company. Our new product could fail to achieve the sales projections we expected Our growth projections assume that with an increased sales and marketing budget our products will gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If our existing or new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Phizzle, Inc. was formed on August 15, 2005. Originally, the Company was focused on fan engagement for sports teams. Subsequently, that business was sold. Only since 2018 has the Company been focused on data and only since 2019 on digitizing data for the pharmaceutical industry. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Phizzle, Inc. has incurred a net loss in each year of operations and has had limited revenues generated since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares. The Board of Directors has determined the payment of dividends remains unlikely for the foreseeable future. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and insufficient revenue to cover expenses. If you are investing in our Company, it's because you think that our EDGMaker Connected Plant technology is a good idea, that the team will be able to successfully market, and sell our products or services, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns several patents (including a recently awarded patent integral to our deployed technology), trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to its value, competitors may misappropriate or violate the intellectual property rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations. However, intellectual property disputes are complex and attendant litigation is extremely expensive. The Company may not have adequate resources to properly protect its intellectual property rights; or that such rights may be judicially determined to be of little or no value; or worse, that we are violating the intellectual property rights of others. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into software licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, software development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations (domestic and international). The laws and regulations concerning the licensing of our products may be subject to change and may then mean that licensing our products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third party contractors to provide a variety of essential business functions for us, including software development and support and maintenance services. Some of these contractors are internationally based. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, language barriers or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an Internet-based business, we may be vulnerable to hackers who may access the data of our investors and the companies that utilize our platform. The Company also has converted its platform to a cloud-based offering. Further, any significant disruption in service or in our computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on third-party technology providers, including Amazon Web Services and independent contractors in India, to provide server access and some of our back-up technology. Any disruptions of services or cyber-attacks either on Amazon Web Services or other service providers could harm our reputation and materially negatively impact our financial condition and business. Forward Looking Information or Statements Any forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such statements, and such variances may be material. Any statement results cannot be guaranteed. The Company's existing capital structure will diminish the value of your investment. The Company has issued several classes of preferred stock to its existing investors. Each class of preferred stock has distribution preferences ahead of the Company's common stock. In the event the Company is liquidated, sold or acquired, these preferences could result in no funds being available for distribution to the Common Stockholders. Common stockholders will have no say in the Company's direction, management or decision making Investors in the Company's Common Stockholders have provided the Chairman of the Board of Directors and/or the Chief Executive Officer a permanent proxy authorizing the Chairman or the Chief Executive Officer to vote the common stock as he/she feels fit even if voting such shares proves detrimental to your investment. Permitted transferees of the Common Stock will also have to provide the Chairman or the Chief Executive Officer a permanent proxy to vote their Common Stock shares. The proxy ensures that the Company will be controlled by management and the Company's board of directors. Company's technology may not work for all scientific instruments found in drug manufacturing laboratories The Company's technology is new and only recently deployed on a few different scientific instruments operating in drug manufacturing environments. Our technology in development may not operate properly on several or all the remaining scientific instruments that also operate in drug manufacturing laboratories. In such event, the Company's ability to grow will be severely limited causing the Company to miss revenue projections and possibly putting its viability in material jeopardy. Pharmaceutical industry is subject to Federal Drug Administration (FDA) and other regulatory agency rules and regulations The FDA and other regulatory agencies (domestic and international) may determine the Company's technology does not meet regulatory standards and therefore cannot be used for its intended purposes. Such a determination would have a material impact on the Company's ability to function as a going concern and could result in the loss of your entire investment. Government regulations may cause project delays, increase our expenses, or increase the costs to our customers which could have a negative impact on our operations. Each Class of the Company's Preferred Stock has liquidation preferences over holders of Common Stock, including the Common Stock being offered in this Offering Liquidation preferences are paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would receive if such shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and then Preferred Stockholders of the Company will be paid out. If there is any cash remaining, then and only then, all stockholders of the Company, including the Common Stockholders and Preferred Stockholders together, will be paid prorata based on the number of shares owned. The Company recently issued Convertible Notes that upon conversion will have a liquidation preference ahead of distributions to the Common Stockholders Immediately prior to this Offering, the Company issued convertible notes that upon certain events, including maturity of the notes or acquisition of the Company, will, at the option of the holder, convert to Series C Preferred Stock. The Company's Series C Preferred Stock has a first priority liquidation preference equal to three times its original issuance price. In the event of liquidation or sale of the Company, this liquidation preference could result in the Common Stockholders getting much less than they might otherwise receive without the issuance of the Convertible Note or the Series C Preferred Stock liquidation preference being in place. Further, investors in this Offering will be immediately diluted following the conversion of outstanding convertible notes. We are competing against other software development companies Although we are a company with unique technology that caters to a select market, we do compete against other software companies for talent. Our business growth depends on the ability to hire talented software development people and market interest in the Company over similar products developed by others. The Company has realized significant operating losses to date and expects to incur losses in the future. The Company has operated at a loss since inception, and these losses are likely to continue. Phizzle's net loss for 2024, as reflected in its financial statements, was $3,946,654 and its net loss for 2023 was $3,331,224. Until the Company achieves profitability, it will have to seek other sources of capital to continue operations. The Company's 2021 auditors have prepared its report based on the Company continuing to operate as a going concern The company's 2021 auditor has issued a "going concern" opinion on the Company's financial statements. The Company's financial statements have not been audited in the interim. The Company incurred a net loss of $3,946,654 for year ended December 31, 2024, and has limited revenues, which creates substantial doubt about its ability to continue as a going concern without access to additional capital. Only one commercial customer has deployed our technology. With only one large commercial customer to date, our revenues are concentrated and subject budget determinations beyond our control. Our Fortune 75 customer could simply decide to terminate our contracts without notice. Such event would have a devastating impact on our ability to continue operations and market our technology to others in the pharmaceutical industry. Further, it is unlikely we could sustain a lawsuit to enforce our contract rights, if any, against our customer in such event due to the imbalance in financial resources. We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results. Our single Fortune 75 customer has expressed substantial satisfaction in our deployed technology. Yet, our roadmap for future growth requires development of complex software that will operate in complex environments. We may not be able to effectively develop the software needed to sustain our growth. Further, we will require significant resources to meet our growth objectives, including hiring very skilled labor. To date, our technology has limited experience operating in a drug manufacturing facility. If we are unable to effectively manage our growth or meet delivery targets required by our customers, we could face unanticipated slowdowns and additional costs that limit our ability to timely deliver our software and services. Since 2018, we have operated 100% remotely The entire employee team operates remotely and many of our contractors are internationally based. Face-to-face interaction is limited. We require video conferencing and other team workflow solutions to develop our software and deliver our products and services. If any member of our team or even the entire team were not able to access The Internet our operations would be substantially harmed, our ability to deliver contractual obligations would be materially impacted and Company revenues could be at risk. Our patents, trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors can bypass our intellectual property protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our intellectual property rights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to secure by licensing our software. This would eliminate a significant potential revenue stream for the Company. The Company's existing capital structure will diminish the value of your investment. The Company has issued several classes of preferred stock to its existing investors. Each class of preferred stock has distribution preferences ahead of the Company's common stock, including the Series B-3 Preferred Stock which has a liquidation preference equal to five times its original issue price. In the event the Company is liquidated, sold or acquired, these preferences could result in no funds being available for distribution to the Common Stockholders.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 6,

2025.

Phizzle, Inc

By /s/ _Stephen Peary_

     Name: <u>Phizzle, Inc.</u>

     Title: Chief Financial Officer

Exhibit A

FINANCIAL STATEMENTS



I, Stephen Peary, Chief Financial Officer of Phizzle, Inc., hereby certify that the financial statements of Phizzle, Inc. and notes thereto for the periods ending Decembner 31, 2023 and December 31, 2024, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The Company has not filed its federal tax return for the year ended December 31, 2024. However, the Company does not anticipate any federal tax liability for the period ended December 31, 2024.

IN WITNESS THEREOF, this Chief Financial Officer's Financial Statement Certification has been executed as of the April 1, 2025

Stephen Peary
Chief Financial Officer

Phizzle, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PP)
ASSETS		
Current Assets		
Bank Accounts		
1000 Cash and Cash Equivalents		
1005 Banc of California	218,186.81	250,000.00
1006 ICS Sweep	0.00	1,331,224.90
1007 Invested Funds	0.00	1,750,000.00
Total 1000 Cash and Cash Equivalents	218,186.81	3,331,224.90
Total Bank Accounts	$218,186.81	$3,331,224.90
Accounts Receivable		
1200 Accounts Receivable	50,000.00	0.00
Total Accounts Receivable	$50,000.00	$0.00
Other Current Assets		
1500 Prepaid Expenses		
1575 Insurance - D&O and E&O	10,992.78	53,047.81
1577 Property & Liability Insurance	3,831.02	3,594.98
1580 Subscriptions & Licenses	7,782.50	11,103.72
1597 Prepaid Expenses - other	1,575.00	1,575.00
Total 1500 Prepaid Expenses	24,181.30	69,321.51
1525 Employee Advances and Loans	3,500.00	0.00
Total Other Current Assets	$27,681.30	$69,321.51
Total Current Assets	$295,868.11	$3,400,546.41
Fixed Assets		
1700 Property and Equipment		
1703 Computer Equipment	45,902.50	41,182.58
Total 1700 Property and Equipment	45,902.50	41,182.58
1750 Accumulated Depreciation and Amortization	(41,010.43)	(37,121.71)
Total Fixed Assets	$4,892.07	$4,060.87
Other Assets		
1851 License Agreements	61,880.00	167,960.00
Total Other Assets	$61,880.00	$167,960.00
TOTAL ASSETS	$362,640.18	$3,572,567.28

Phizzle, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PP)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2001 Accounts Payable	323,397.40	280,408.09
Total Accounts Payable	$323,397.40	$280,408.09
Credit Cards		
2035 Amex Company CC	101,828.28	59,147.80
Total Credit Cards	$101,828.28	$59,147.80
Other Current Liabilities		
2002 Current Liabilities		
2015 Accrued Interest Payable	3,283.04	0.00
2041 SBA Current Liabilities	8,772.00	8,772.00
2061 Capitalized Lease Obligation	120,495.00	276,495.00
2070 Deferred Revenue - Current	240,800.00	240,800.00
2092 Term Notes - ST	0.00	100,000.00
Total 2002 Current Liabilities	373,350.04	626,067.00
Total Other Current Liabilities	$373,350.04	$626,067.00
Total Current Liabilities	$798,575.72	$965,622.89
Long-Term Liabilities		
2200 SBA Loan Obligation	145,155.56	148,271.74
2225 Non Current Payables	0.00	106,080.00
2250 Long Term Notes Payable	914,000.00	
Total Long-Term Liabilities	$1,059,155.56	$254,351.74
Total Liabilities	$1,857,731.28	$1,219,974.63
Equity		
3002 Common Stock	1,457.26	1,457.26
3003 Additional Paid-In Capital	32,520,509.96	32,419,897.59
3004 Series A Preferred Stock	1,580.45	1,580.45
3005 Series B Preferred Stock	2,441.45	2,441.45
3006 Retained Earnings	(30,078,674.40)	(30,078,674.40)
3007 Treasury Stock	(6,500.00)	(6,500.00)
3009 Series B2 Preferred Stock	6,093.72	6,093.72
3011 Series B 3 Preferred Stock	2,288.12	2,288.12
3012 Series C Preferred Stock	2,273.76	2,273.76
3013 Series C1 Preferred Stock	1,734.70	1,734.70
Net Income	(3,948,296.12)	
Total Equity	$ (1,495,091.10)	$2,352,592.65
TOTAL LIABILITIES AND EQUITY	$362,640.18	$3,572,567.28

Phizzle, Inc.

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Income	$624,080.00	$620,976.00
Cost of Goods Sold	$627,099.28	$632,390.93
GROSS PROFIT	$ (3,019.28)	$ (11,414.93)
Expenses		
6000 Sales and Business Development Expenses	788,482.75	574,592.40
6500 Marketing	401,403.93	189,962.63
7000 Engineering, Research and Development	1,953,612.08	1,744,785.13
8000 General and Administrative	885,993.08	953,401.71
Total Expenses	$4,029,491.84	$3,462,741.87
NET OPERATING INCOME	$ (4,032,511.12)	$ (3,474,156.80)
Other Income	$130,381.67	$55,146.04
Other Expenses	$46,166.67	$246,450.25
NET OTHER INCOME	$84,215.00	$ (191,304.21)
NET INCOME	$ (3,948,296.12)	$ (3,665,461.01)

Phizzle, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	(3,948,296.12)
Adjustments to reconcile Net Income to Net Cash provided by operations:	(171,518.24)
Net cash provided by operating activities	$ (4,119,814.36)
INVESTING ACTIVITIES	$101,360.08
FINANCING ACTIVITIES	$905,416.19
NET CASH INCREASE FOR PERIOD	$ (3,113,038.09)
Cash at beginning of period	3,331,224.90
CASH AT END OF PERIOD	$218,186.81

Phizzle, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	(3,665,461.01)
Adjustments to reconcile Net Income to Net Cash provided by operations:	(1,206,849.58)
Net cash provided by operating activities	$ (4,872,310.59)
INVESTING ACTIVITIES	$106,080.00
FINANCING ACTIVITIES	$7,683,121.25
NET CASH INCREASE FOR PERIOD	$2,916,890.66
Cash at beginning of period	414,334.24
CASH AT END OF PERIOD	$3,331,224.90

NOTE 1 – NATURE OF OPERATIONS

Phizzle Inc. was incorporated on August 15, 2005 in the state of Delaware. The financial statements of Phizzle Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

Phizzle is the SaaS-based IoT solution to remotely operate multiple scientific instrument brands and systems from a single, cloud-based user interface – harmonizing the control and integration of data from these heterogeneous devices into automated workflow systems. Phizzle's EDGMaker creates the most customer value in regulated or compliance use cases for pharmaceutical manufacturing, food production and cleanrooms. The Company's go-to-market ecosystem includes Merck, Cleanetics, and Hewlett Packard Enterprise. The Company was founded in 2005 and is headquartered in San Francisco, Phizzle has a history of creating innovative products from consumer data to machine data.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from digitizing data from scientific instruments found in pharmaceutical laboratories and automating the processing of such data and mating it to the client laboratory information management system.

Cost of sales

Costs of goods sold include the hosting cost, salaries, and customer support costs.

Advertising, Marketing and Promotion

Advertising, Marketing and promotional costs are expensed as incurred. Advertising, Marketing and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $401,404 and $189,963, which is included in Marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and various state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the past 3 years. The Company currently is not under examination by any tax authority

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of the Years Ended December 31,	($)	2024	2023
Prepaid Expenses		24,181	69,322
Employee Advances		3,500	0
Total Prepaids and Other Current Assets		27,181	69,322

Other current liabilities consist of the following items:

As of the Years Ended December 31,	($)	2024	2023
American Express Credit Card		101,828	59,148
Accrued Interest Payable		3,283	
Total		105,111	59,148
Deferred Revenue		240,800	240,800

3

PROPERTY AND EQUIPMENT

As of the YearsEnded December 31, ($)	2024	2023
Computer Equipment	45,902	41,183
Property and Equipment at Cost	45,902	41,183
Accumulated Depreciation	(41,010)	(37,122)
Property and Equipment, Net	4,892	4,061

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $3,889 and $7,831, respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Loans Capital Lease

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Date	Maturity Date
SBA Loan	$150,000	3.75%	7/22/20	7/22/50
Farnam Lease	$403,300		3/10/17	Open
Short Term Note	$100,000	15%		12/31/25
2024 Convertible Notes	$814,000	15%		12/31/25

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 350,000,000 shares of our common stock with par value of $.0001. As of the company has currently issued 14,572,911 shares of our common stock.

Series A Preferred Stock

The Company is authorized to issue 15,804,460 shares of Series A Preferred Stock with a $0.0001 par value. As of December 31, 2024 and December 31, 2023, 15,804,460 shares have been issued and are outstanding.

Series B Preferred Stock

The Company is authorized to issue 24,899,546 shares of Series A Preferred Stock with a $0.0001 par value. As of December 31, 2024 and December 31, 2023, 24,414,546 shares have been issued and are outstanding.

Series B-2 Preferred Stock

The Company is authorized to issue 68,269,160 shares of Series B-2 Preferred Stock with a $0.0001 par value. As of December 31, 2024 and December 31, 2023, 60,937,182 shares have been issued and are outstanding, respectively.

Series B-3 Preferred Stock

The Company is authorized to issue 22,188,168 shares of Series B-3 Preferred Stock with a $0.0001 par value. As of December 31, 2024 and December 31, 2023, 22,188,167 shares have been issued and are outstanding, respectively.

Series C Preferred Stock

The Company is authorized to issue 68,212,824 shares of Series C Preferred Stock with a $0.0001 par value. As of December 31, 2024 and December 31, 2023, 22,737,608 shares have been issued and are outstanding, respectively.

Series C-1 Preferred Stock

The Company is authorized to issue 17,347,012 shares of Series C Preferred Stock with a $0.0001 par value. As of December 31, 2024 and December 31, 2023, 17,347,011 shares have been issued and are outstanding, respectively.

2024 Convertible Notes

During 2024, the Company issued $814,000 in Convertible Notes which mature in December 2025 such notes upon conversion will convert into 4,066,568 shares of C Preferred Stock.

Stock Options
The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.
The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.
The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.
Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are

recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Avg Exercise Price	Weighted Avg Contract Term
Outstanding at 12/31/23	38,386,249	0.01	6.91
Granted	0		
Exercised			
Expired/Cancel	0		
Outstanding at 12/31/24	38,386,249	0.01	5.91

Stock option expenses for the years ended December 31, 2024 and December 31, 2023 were $100,612 and $206,425, respectively.

Stock Options

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

As of Year Ended December 31,	2024
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS2025

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 1, 2025 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

NOTE 8 - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,948,296 an operating cash flow loss of $4,119,814, and liquid assets in cash of $218,187 which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

	Common Stock		Series A Preferred Stock		Series B Preferred Stock	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2022	14,157,487	$ 1,416	15,804,460	$1,580	24,414,546	$ 2,441
Start Engine	415,422	$ 42				
Sale of C3 Preferred Stock						
Stock Compensation						
Conversion 2022 Notes to C1 Preferred Stock						
Net Loss						
Balance, December 31, 2023	14,572,909	$ 1,457	15,804,460	$1,580	24,414,546	$ 2,441
Stock Compensation						
Net Loss						
Balance, December 31, 2024	14,572,909	$ 1,457	15,804,460	$1,580	24,414,546	$ 2,441

Phizzle, Inc.
Statement of Stockholders' Equity (Deficit)
As of December 31, 2024

B2 Preferred Stock		B3 Preferred Stock		C Preferred Stock		C-1 Preferred Stock		Treasury
Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares
60,937,182	$ 6,094	21,313,284	$ 2,131	-	$ -			(1,300,000)
				22,737,608	$ 2,274			
		1,567,883	$ 157			17,347,011	$ 1,735	
60,937,182	$ 6,094	22,881,167	$ 2,288	22,737,608	$ 2,274	17,347,011	$ 1,735	(1,300,000)
60,937,182	$ 6,094	22,881,167	$ 2,288	22,737,608	$ 2,274	17,347,011	$ 1,735	(1,300,000)

| | Additional | Accumulated | |
Stock	Paid In Capital	Deficit	Total
Amount			
			$ -
$ (6,500)	24,508,027	$ (26,413,213)	$ (1,898,024)
	$ 106,860		$ 106,902
			$ 2,274
	$ 206,425		$ 206,425
	$ 7,598,585		$ 7,600,476
		$ (3,665,461)	$ (3,665,461)
$ (6,500)	$32,419,897	$ (30,078,674)	$ 2,352,592
			$ -
			$ -
	$ 100,613		$ 100,613
		$ (3,948,296)	$ (3,948,296)
$ (6,500)	$32,520,510	$ (34,026,970)	$ (1,495,091)

CERTIFICATION

I, /Stephen Peary/, Principal Executive Officer of Phizzle, Inc, hereby certify that the financial statements of Phizzle, Inc included in this Report are true and complete in all material respects.

/Stephen Peary/

Chief Financial Officer